

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2020

Christian Itin
Chief Executive Officer
Autolus Therapeutics plc
Forest House
58 Wood Lane
London W12 7RZ United Kingdom

> **Re: Autolus Therapeutics plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed March 3, 2020**
> **File No. 001-38547**

Dear Mr. Itin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences